07027822

Reliance
Industries Limited

RECEIVED

2007 NOV -6 A 9:2?

November 2, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	November 2, 2007	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter/ half year ended September 30, 2007

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

Reliance
Industries Limited

RECEIVED
2007 NOV -5 A 9:49

November 2, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Limited Review Report**

In continuation of our letter dated October 18, 2007, enclosing the Unaudited Financial Results of the Company for the quarter/ half year ended September 30, 2007, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

Limited Review Report

Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter/half year ended 30th September, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note 5 regarding accounting for exchange differences on amounts borrowed for acquisition of fixed assets.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

D Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.,**
Chartered Accountants

A. R. Shah
Partner

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Mumbai
Dated 18th October, 2007

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2007	2006	2007	2006	2007 (Audited)
1.	Turnover	33,402	31,422	64,692	59,325	118,354
	Less: Excise Duty / Service Tax Recovered	1,359	1,366	3,125	3,275	6,661
2.	**Net Turnover**	**32,043**	**30,056**	**61,567**	**56,050**	**111,693**
3.	Other Income	168	125	365	233	478
4.	**Total Income**	**32,211**	**30,181**	**61,932**	**56,283**	**112,171**
5.	a) (Increase) / decrease in stock in trade / work in progress	(920)	(995)	(42)	(1,429)	(655)
	b) Consumption of raw materials	21,872	22,388	41,046	40,343	76,872
	c) Purchases	2,402	240	3,238	529	1,821
	d) Staff cost	471	496	967	1,049	2,094
	e) Depreciation	1,129	1,213	2,254	2,314	4,815
	f) Other expenditure	2,437	2,863	4,904	5,861	11,515
	g) Total Expenditure	**27,391**	**26,205**	**52,367**	**48,667**	**96,462**
6.	Interest and Finance Charges	257	297	552	595	1,189
7.	**Profit before tax**	**4,563**	**3,679**	**9,013**	**7,021**	**14,520**
8.	Provision for Current Tax [including Fringe Benefit tax]	527	419	1,044	798	1,657
9.	Provision for Deferred Tax	199	260	502	517	920
10.	**Net Profit after tax**	**3,837**	**3,000**	**7,467**	**5,706**	**11,943**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	**1,394**
12.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	60	60	60	60	**60**
13.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					**59,862**
14.	**Earnings per share (of Rs. 10) [including equity shares in suspense]**					
	Basic	26.4	20.6	51.4	39.3	**82.2**
	Diluted	26.4	20.6	51.4	39.3	**82.2**
15.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**					
	- Number of Shares (in crores)			68.31	69.79	**68.31**
	- Percentage of Shareholding (%)			49.02	50.08	**49.02**

DHV

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, the figures for quarter and half year ended 30th September 2006 have been restated giving effect to the amalgamation.

3. The Company has reserved issuance of 6,96,75,402 Equity Shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. During the first half of 2007-08, the Company has further granted 27,000 options as per terms of the ESOS. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 890 crore (US$ 223 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

per AS 11 been followed, the net profit after tax for the half year would have been higher by Rs. 515 crore (US$ 129 million).

6. During the last quarter Reliance Hypermart Limited, Reliance Retail Travel & Forex Services Limited, Recron (Malaysia) Sdn Bdh, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Transenergy Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL and Gapco Zanzibar Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the half year includes provision for Fringe Benefit Tax of Rs 19.0 crore (US$ 4.77 million).

8. There were no investors' complaints pending as on 1st July 2007. All the 1,889 complaints received during the last quarter were resolved and no complaints were outstanding as on 30th September 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 18th October 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter / half year ended 30th September 2007.

DHV

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2007

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2007		2006		2007		2006		2007 (Audited)	
1.	Segment Revenue										
	- Petrochemicals	12,961		12,888		26,174		24,654		50,371	
	- Refining	23,575		23,190		45,903		44,037		85,932	
	- Others	801		555		1,391		1,085		2,380	
	Gross Turnover (Turnover and Inter Divisional Transfers)	37,337		36,633		73,468		69,776		138,683	
	Less: Inter Segment Transfers	3,935		5,211		8,776		10,451		20,329	
	Turnover	33,402		31,422		64,692		59,325		118,354	
	Less: Excise Duty Recovered on Sales	1,359		1,366		3,125		3,275		6,661	
	Net Turnover		32,043		30,056		61,567		56,050		111,693
2.	Segment Results										
	- Petrochemicals	2,025		2,102		3,870		3,408		6,577	
	- Refining	2,321		1,489		4,878		3,524		7,724	
	- Others	390		365		691		649		1,335	
	Total Segment Profit before Interest and Tax		4,736		3,956		9,439		7,581		15,636
	(i) Interest Expense		(257)		(297)		(552)		(595)		(1,189)
	(ii) Interest Income		138		82		273		150		277
	(iii) Other Unallocable Income Net of Expenditure		(54)		(62)		(147)		(115)		(204)
	Profit before Tax		4,563		3,679		9,013		7,021		14,520
	(i) Provision for Current Tax		(527)		(419)		(1,044)		(798)		(1,657)
	(ii) Provision for Deferred Tax		(199)		(260)		(502)		(517)		(920)
	Profit after Tax		3,837		3,000		7,467		5,706		11,943
3.	Capital Employed (Segment Assets – Segment Liabilities)										
	- Petrochemicals		30,585		34,388		30,585		34,388		32,127
	- Refining		38,140		42,066		38,140		42,066		38,726
	- Others		24,953		7,699		24,953		7,699		15,634
	- Unallocated Corporate		14,614		8,123		14,614		8,123		12,288
	Total Capital Employed		108,292		92,276		108,292		92,276		98,775

DHV

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes to Segment Information for the Quarter / Half Year Ended 30th September 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

- Oil and Gas
- Textile

d) Capital employed on other Investments and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 18, 2007

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS